UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-15803

Avanir Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in Its Charter)

30 Enterprise, Suite 400, Aliso Viejo, California 92656, (949) 389-6700

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Avanir Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 15, 2015	By:	/s/ Christine G. Ocampo
Christine G. Ocampo
Vice President, Finance, Chief Accounting Officer